Exhibit 99.1

RBC announces targeted close date for proposed acquisition of HSBC Bank Canada

TORONTO, January 15, 2024 — Royal Bank of Canada (“RY” on TSX and NYSE) (“RBC”) today announced that the targeted close date for the proposed acquisition of HSBC Bank Canada will be Thursday, March 28, 2024, subject to the satisfaction of customary closing conditions.

Conversion activities will begin once the transaction closes and will continue until April 1, 2024. HSBC Bank Canada’s branches and offices will open for business on Monday, April 1, 2024 as RBC locations.

We look forward to welcoming HSBC Bank Canada employees and adding value to the 780,000 HSBC Bank Canada clients, including through international banking products and innovative digital capabilities, as well as unlocking powerful benefits from RBC Vantage, Avion Rewards, MyAdvisor, RBC PayEdge and access to the largest network of branches and ATMs in Canada.

Over the coming weeks, HSBC Bank Canada clients will receive information from RBC on what they can expect over the course of that weekend, and what, if any, actions are required on their part.

For more information on this transaction, visit: https://www.rbc.com/hsbc-canada/.

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 94,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Caution regarding forward-looking statements

This press release contains forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, with respect to RBC’s beliefs, plans, expectations, and estimates. Forward-looking statements in this press release may include, but are not limited to, statements with respect to the expected closing of the proposed transaction, plans for the combined operations of RBC and HSBC Bank Canada, our strategies or future actions, and our objectives and commitments. The forward-looking information contained in this press release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding the proposed transaction and may not be appropriate for other purposes. Forward looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can” or “would” or negative or grammatical variations thereof.

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By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because of the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the proposed transaction, including because required approvals and/or other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the possibility that the anticipated benefits from the proposed transaction, such as creating cross-sell opportunities and growing our Canadian operations are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which RBC and HSBC Bank Canada currently operate; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of our shares; the possibility that the business of RBC and HSBC Bank Canada may not perform as expected or in a manner consistent with historical performance; the ability to promptly and effectively integrate HSBC Bank Canada; our ability to cross-sell more products to customers; reputational risks and the reaction of HSBC Bank Canada’s customers and employees to the transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management time on transaction-related issues; material adverse changes in economic and industry conditions; general competitive, economic, political and market conditions; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and those other factors discussed in the risks sections of our annual report for the fiscal year ended October 31, 2023 (the 2023 Annual Report), as such sections may be updated by subsequent quarterly reports, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and successfully manage risks arising from all of the foregoing factors.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2023 Annual Report, as such sections may be updated by subsequent quarterly reports.

Any forward-looking statements contained in this document represent the views of RBC only as of the date hereof. Except as required by law, RBC does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

For more information, please contact:

Andrew McGrath, RBC Communications